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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

             Under the Securities Exchange Act of l934
                        (Amendment No. 3)*

                      GERBER SCIENTIFIC, INC.
                      -----------------------
                         (Name of Issuer)

                   Common Stock, $1.00 Par Value
                   -----------------------------
                       (Title of Securities)

                             373730100
                             ---------
                          (CUSIP Number)

        Sonia K. Gerber, David J. Gerber, Melisa T. Gerber
                    c/o Gerber Scientific, Inc.
           83 Gerber Road West, South Windsor, CT 06074
                           (860)644-1551
       -----------------------------------------------------
   (Name, Address and Telephone Number of Persons Authorized to
                Receive Notices and Communications)

                         January 20, 1998
      ------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /  /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Persons S.S. or I.R.S. Identification No.


     Sonia K. Gerber
     David J. Gerber
     Melisa T. Gerber

2.   Check the Appropriate Box if a Member of a Group*

                                   (a) /    /
                                   (b) /   /

3.   SEC Use Only



4.   Source of Funds*   Not Applicable


5.   Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)     /  /


6.   Citizenship or Place of Organization:

     Sonia K. Gerber - USA
     David J. Gerber - USA
     Melisa T. Gerber - USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
     Sonia K. Gerber                           526,587
     David J. Gerber                           103,266
     Melisa T. Gerber                           98,272


8.   Shared Voting Power
     Sonia K. Gerber                         1,050,794
     David J. Gerber                         1,908,628
     Melisa T. Gerber                        1,908,628


9.   Sole Dispositive Power

     Sonia K. Gerber                           526,587
     David J. Gerber                           103,266
     Melisa T. Gerber                           98,272

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10.  Shared Dispositive Power

     Sonia K. Gerber                         1,050,794
     David J. Gerber                         1,908,628
     Melisa T. Gerber                        1,908,628

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     Sonia K. Gerber                         1,577,381
     David J. Gerber                         2,011,894
     Melisa T. Gerber                        2,006,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
     Not Applicable


13.  Percent of Class Represented by Amount in Row (11)

     Sonia K. Gerber                           6.95%
     David J. Gerber                           8.86%
     Melisa T. Gerber                          8.84%

14.  Type of Reporting Person:    IN, IN, IN

Item 1.  Security and Issuer

     This statement relates to Common Stock, Par Value $1.00 of
          Gerber Scientific, Inc.
          83 Gerber Road West
          South Windsor, Connecticut 06074

Item 2.  Identity and Background

      The following information is furnished with respect to Sonia
K. Gerber, David J. Gerber, and Melisa T. Gerber, the persons filing this statement. All of the Reporting Persons are citizens of the United States:



      (1) Sonia K. Gerber's address is c/o David J. Gerber at Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, CT 06074. Mrs. Gerber is not employed, and has not, during the last five (5) years, been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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      (2)   David  J.  Gerber's business  address  is  c/o  Gerber
Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074. Mr. Gerber is the Director of New Business Development and Technology Strategy and a Director of Gerber Scientific, Inc. Mr. Gerber has not, during the last five (5) years, been convicted in any criminal proceeding nor has he, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (3) Melisa T. Gerber's address is c/o David J. Gerber at Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, CT 06074. Ms. Gerber is a sculptor and a student. Ms. Gerber has not, during the last five (5) years been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration:

 Not Applicable


Item 4.   Purpose of Transaction

      The purpose of the acquisition by the Reporting Persons was to administer the Estate of H. Joseph Gerber and to reflect the distribution of shares owned by the Estate to the Reporting Persons. The purpose of this Amendment No. 3 is to reflect the gifts of 1,280,946 shares of the issuer by Sonia K. Gerber to certain trusts.

Item 5.  Interest in Securities of the Issuer


      Following the gifts referred to in Item 4 above, Sonia K. Gerber beneficially owns an aggregate of 1,577,381 shares, including immediately exercisable options to purchase 105,220 shares which options are beneficially owned as co-executor of the Estate of H. Joseph Gerber; 83,160 shares as co-trustee under two trusts for the benefit of Melisa T. Gerber; 83,160 shares as co-trustee under two trusts for the benefit of David J. Gerber;
423,112 shares as sole Trustee under two trusts for her benefit (Melisa T. Gerber and David J. Gerber have certain contingency benefits under these trusts); and 779,254 shares as co-trustee and beneficial owner of a trust for the benefit of Sonia K. Gerber. These shares aggregate approximately 6.95% of the Issuer's outstanding shares.

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      David  J. Gerber beneficially owns an aggregate of 2,011,894 shares, including immediately exercisable options to purchase 105,220 shares which options are owned as co-executor of the Estate of H. Joseph Gerber; options to purchase 3,000 shares which are exercisable within 60 days; 30,746 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, David J. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities); 512,077 shares as co-trustee under four trusts for the benefit of Melisa T. Gerber; 779,254 shares as co-trustee under a trust for the benefit of Sonia K. Gerber; and 512,077 shares as co-trustee and beneficial owner of four trusts
for  the  benefit  of  David J. Gerber.   These  shares  aggregate
approximately 8.86% of the Issuer's outstanding shares.

       Melisa T. Gerber beneficially owns 2,006,900 shares, including immediately exercisable options to purchase 105,220 shares which options are beneficially owned as co-executor of the Estate of H. Joseph Gerber; 30,747 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, Melisa T. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities); 512,077 shares as co-trustee under four trusts for the benefit of David J. Gerber;
779,254 shares as co-trustee under a trust for the benefit of Sonia K. Gerber; and 512,077 shares as co-trustee and beneficial owner of four trusts for the benefit of Melisa T. Gerber. These shares aggregate approximately 8.84% of the Issuer's outstanding shares.


      Sonia K. Gerber has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of an aggregate of 526,587 shares and shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,050,794 shares.

     David J. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 103,266 shares, which includes 30,746 shares held in a trust established under the will of Bertha Gerber and shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,908,628 shares.

      Melisa T. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 98,272 shares, which includes 30,747 shares held in a trust established under the will of Bertha Gerber and shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 1,908,628.


      The following transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less:

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      On January 20, 1998, Sonia K. Gerber gifted an aggregate  of
1,280,946 shares (including 285,946 from a marital trust for her benefit) to two trusts for her benefit (Melisa T. Gerber and David J. Gerber have certain contingency benefits under these trusts) and four trusts for the benefit of David J. Gerber and Melisa T. Gerber.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Items 4 and 5 above.

Item 7.  Material to be Filed as Exhibits.

       The   agreement  of  the  parties  pursuant  to  Rule  13d-
1(f)(1)(iii) under the Securities Exchange Act of 1934 is included under the heading "Signatures" below.


Signatures

      After reasonable inquiry and to the best knowledge of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.



Date:  January 28, 1998       /s/ Sonia K. Gerber
                              ---------------------------------
                              Sonia K. Gerber



                              /s/ David J. Gerber
                              ---------------------------------
                              David J. Gerber




                              /s/ Melisa T. Gerber
                              ---------------------------------
                              Melisa T. Gerber